Prospectus Supplement No. 6	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated July 17, 2020 and Prospectus Supplement dated November 12, 2020)	Registration No. 333-239371

Ideanomics, Inc.

12,972,973 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we have sold 12,972,973 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“YA”) at a price of $1.85 per share pursuant to our previously announced Standby Equity Purchase Agreement dated September 4, 2020 with YA (the “SEDA”). The total purchase price and proceeds received from the sale of the shares is $24,000,000. These shares are being issued as part of the commitment by YA to purchase from time to time, at our option, up to $150,000,000 worth of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1. The SEDA has now been fully drawn down by the Company. We issued the shares to YA on or about December 9, 2020.

In addition to our issuance of common shares to YA Global pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA to the public. Although YA represents in the SEDA, that YA is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act or any other applicable securities laws, the SEC may take the position that YA may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). For administrative purposes, upon receipt of an advance notice from the Company pursuant to the SEDA YA confirms that the advance notice does not result in YA beneficially owning more than 4.99% of the Company’s outstanding shares.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “IDEX.” The closing price of our common stock on the NASDAQ Capital Market on December 10, 2020 was $1.92 per share.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S--8 of the accompanying prospectus supplement, dated November 12, 2020.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 11, 2020.

THE OFFERING

Securities Offered	12,972,973 shares of common stock of Ideanomics, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated September 4, 2020

Purchase price	Approximately $1.85 per share

Proceeds	$24,000,000

Use of Proceeds	On November 11, we announced the entry into a stock purchase agreement pursuant to which we agreed to purchase 100% of the outstanding capital stock of Timios Holding Corp. We intend to use the net proceeds from the sale of the securities to consummate this acquisition.

Symbol for our common stock on the Nasdaq Capital Market	“IDEX”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.